(All dollar amounts are United States dollars unless otherwise stated)

GALIANO GOLD REPORTS PRELIMINARY Q4 AND FULL YEAR
2021 OPERATING RESULTS FOR THE ASANKO GOLD MINE

Vancouver, British Columbia, January 25 2022 - Galiano Gold Inc. ("Galiano" or the "Company") (TSX, NYSE American: GAU) reports preliminary fourth quarter ("Q4") and 2021 operating results from the Asanko Gold Mine ("AGM"), located in Ghana, West Africa. The AGM is a 50:50 joint venture ("JV") with Gold Fields Ltd (JSE, NYSE: GFI) which is managed and operated by Galiano. The Company expects to release its full financial and operational results after the market closes on February 16, 2022. All financial information contained in this release is unaudited and reported in US$.

Q4 and Full Year 2021 AGM Highlights (100% Basis)

  Revenue: Annual gold sales gold sales of $381.7 million generated from 216,076 ounces sold at an average realized price of $1,767 per ounce, with $91.0 million generated from 51,368 ounces sold at an average realized price of $1,771 per ounce in Q4

  Production: Annual gold production of 210,241 ounces, below revised 2021 production guidance of 215,000-220,000 ounces, gold production of 50,278 ounces in Q4

  Safety: Strong safety performance with one total recordable injury ("TRI") and no lost time injuries ("LTI") reported in the quarter resulting in 12-month rolling TRI and LTI frequency rates of 0.21 and 0.10 per million employee hours worked, respectively.

  Exploration: Extensive drill program completed with positive results at Miradani, Kaniago, Midras South and Dynamite Hill (see press release dated January 18, 2022).

"Production for Q4 remained consistent with Q2 and Q3." said Matt Badylak, President and Chief Executive Officer. "Ore delivery continues to be slower than expected from Akwasiso and grades at both Esaase and Akwasiso remained below expectations. We remain on track to publish an updated Mineral Reserve and Resource statement in Q1, along with an updated life of mine plan. Building on our exploration success over the past two years we will continue to invest in exploration activities at the AGM. The focus in the first quarter will be deep drilling at Miradani and Nkran to explore the underground potential at both of those deposits."

Production

In Q4, the AGM sourced ore from the Esaase Main pit in addition to incremental ore production from Cut 3 at Akwasiso. During the quarter, 1.5Mt of ore at an average gold grade of 1.3 g/t and 6.4Mt of waste were mined from the Esaase Main pit and 0.1Mt of ore at an average gold grade of 1.2 g/t and 2.4Mt of waste from the Akwasiso pit.

The processing plant milled 1.5Mt at a feed grade of 1.2 g/t during the quarter with metallurgical recovery averaging 91%.

AGM Key Production Statistics (100% basis)	Units	Q4 2021	Q3 2021	Q2 2021	Q1 2021	Q4 2020
Total Tonnes Mined	000 t	10,375	11,481	10,406	11,393	13,737
Waste Tonnes Mined	000 t	8,752	10,017	9,073	9,552	11,773
Ore Tonnes Mined	000 t	1,623	1,464	1,333	1,841	1,964
Strip Ratio	W:O	5.4	6.8:1	6.8:1	5.2:1	6.0:1
Average Gold Grade Mined	g/t	1.2	1.3	1.2	1.3	1.4
Ore Processed	000 t	1,472	1,542	1,475	1,444	1,438
Gold Feed Grade	g/t	1.2	1.1	1.1	1.4	1.5
Gold Recovery	%	91	90	94	95	95
Gold Produced	oz	50,278	49,543	50,421	59,999	65,571

Sales and Liquidity

Gold production for the quarter totalled 50,278 ounces with gold sales of 51,368 ounces at an average realized price of $1,771 per ounce, generating gold revenue of $91.0 million for the quarter.

At the end of the quarter, the JV held approximately $49.2 million in unaudited cash, $13.6 million in gold sales receivables and $3.2 million in gold on hand.  The AGM remains debt free with $30.0 million available on its revolving credit facility.

Enquiries:

Peter Lekich

VP Investor Relations

Toll-Free (N. America): 1-855-246-7341

Telephone: 1-778-729-0608

Email: peter.lekich@galianogold.com

About Galiano Gold Inc.

Galiano is focused on creating a sustainable business capable of long-term value creation for its stakeholders through exploration and disciplined deployment of its financial resources. The Company currently operates and manages the Asanko Gold Mine, located in Ghana, West Africa which is jointly owned with Gold Fields Ltd.  The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities. For more information, please visit www.galianogold.com.

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Cautionary Note Regarding Forward-Looking Statements

Certain statements and information contained in this news release constitute "forward-looking statements" within the meaning of applicable U.S. securities laws and "forward-looking information" within the meaning of applicable Canadian securities laws, which we refer to collectively as "forward-looking statements". Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future conditions and courses of action. All statements and information other than statements of historical fact may be forward looking statements. In some cases, forward-looking statements can be identified by the use of words such as "seek", "expect", "anticipate", "budget", "plan", "estimate", "continue", "forecast", "intend", "believe", "predict", "potential", "target", "may", "could", "would", "might", "will" and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in this news release include, but are not limited to, statements regarding: planned exploration work and any results of that work, including deep drilling at Miradani and Nkran, the target date for the Company releasing its full financial and operational results, and the ability of the Company to publish its updated Mineral Reserve and Resource statement and updated life of mine plan in Q1 of this year. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: that the Company will publish its full financial and operational results and updated Mineral Reserve and Resource statement and life of mine plan on the timeline currently anticipated; the ability of the AGM to continue to operate during the COVID-19 pandemic; that gold production and other activities will not be curtailed as a result of the COVID-19 pandemic; that the AGM will be able to continue to ship doré from the AGM site to be refined; that the doré produced by the AGM will continue to be able to be refined at similar rates and costs to the AGM, or at all; that the Company's and the AGM's responses to the COVID-19 pandemic will be effective in continuing its operations in the ordinary course; the accuracy of the estimates and assumptions underlying Mineral Resource and Mineral Reserve estimates, including future gold prices, cut-off grades and  production and processing estimates; the successful completion of development and exploration projects, planned expansions or other projects within the timelines anticipated and at anticipated production levels; that mineral resources can be developed as planned; that the Company's relationship with joint venture partners will continue to be positive and beneficial to the Company; interest, taxation and exchange rates; that required financing and permits will be obtained; general economic conditions; that labour disputes or disruptions, flooding, ground instability, geotechnical failure, fire, failure of plant, equipment or processes to operate are as anticipated and other risks of the mining industry will not be encountered; that contracted parties provide goods or services in a timely manner; that there is no material adverse change in the price of gold or other metals; competitive conditions in the mining industry; that the Company will maintain its title its mineral properties; that cost estimates with respect to the Company's activities are reflective of the actual costs of such activities; that the Company will retain its key personnel; and that changes in laws, rules and regulations applicable to Galiano will not disrupt the Company's operations.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this news release, include, but are not limited to: that the Company may not publish its full operational and financial information and updated Mineral Reserve and Resource statement and life of mine plan on the timeline currently anticipated the Company's; that the AGM's operations may be curtailed or halted entirely as a result of the COVID-19 pandemic, whether as a result of governmental or regulatory law or pronouncement, or otherwise; that the doré produced at the AGM may not be able to be refined at expected levels, on expected terms or at all; that the Company and/or the AGM will experience increased operating costs as a result of the COVID-19 pandemic; that the AGM may not be able to source necessary inputs on commercially reasonable terms, or at all; the Company's and the AGM's responses to the COVID-19 pandemic may not be successful in continuing its operations in the ordinary course; mineral reserve and resource estimates may change and may prove to be inaccurate; life of mine estimates are based on a number of factors and assumptions and may prove to be incorrect; AGM has a limited operating history and is subject to risks associated with establishing new mining operations; sustained increases in costs, or decreases in the availability, of commodities consumed or otherwise used by the Company may adversely affect the Company; actual production, costs, returns and other economic and financial performance may vary from the Company's estimates in response to a variety of factors, many of which are not within the Company's control; adverse geotechnical and geological conditions (including geotechnical failures) may result in operating delays and lower throughput or recovery, closures or damage to mine infrastructure; the ability of the Company to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process ore, concentrate and tailings as planned is dependent on a number of factors and assumptions which may not be present or occur as expected; the Company's operations may encounter delays in or losses of production due to equipment delays or the availability of equipment; the Company's operations are subject to continuously evolving legislation, compliance with which may be difficult, uneconomic or require significant expenditures; the Company may be unsuccessful in attracting and retaining key personnel; labour disruptions could adversely affect the Company's operations; the Company's business is subject to risks associated with operating in a foreign country; risks related to the Company's use of contractors; the hazards and risks normally encountered in the exploration, development and production of gold; the Company's operations are subject to environmental hazards and compliance with applicable environmental laws and regulations; the Company's operations and workforce are exposed to health and safety risks; unexpected costs and delays related to, or the failure of the Company to obtain, necessary permits could impede the Company's operations; the Company's title to exploration, development and mining interests can be uncertain and may be contested; the Company's properties may be subject to claims by various community stakeholders; risks related to limited access to infrastructure and water; the Company's exploration programs may not successfully expand its current mineral reserves or replace them with new reserves; the Company's common shares may experience price and trading volume volatility; the Company's revenues are dependent on the market prices for gold, which have experienced significant recent fluctuations; the Company may not be able to secure additional financing when needed or on acceptable terms; Company shareholders may be subject to future dilution; risks related to changes in interest rates and foreign currency exchange rates; changes to taxation laws applicable to the Company may affect the Company's profitability and ability to repatriate funds; the Company's primary asset is held through a joint venture, which exposes the Company to risks inherent to joint ventures, including disagreements with joint venture partners and similar risks; risks related to the Company's internal controls over financial reporting and compliance with applicable accounting regulations and securities laws; the carrying value of the Company's assets may change and these assets may be subject to impairment charges; the Company may be liable for uninsured or partially insured losses; the Company may be subject to litigation; the Company may be unsuccessful in identifying targets for acquisition or completing suitable corporate transactions, and any such transactions may not be beneficial to the Company or its shareholders; the Company must compete with other mining companies and individuals for mining interests; and risks related to information systems security threats.

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Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

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